SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO-C
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ONYX SOFTWARE CORPORATION
(Name of Subject Company (Issuer))
CDC CORPORATION
(Name of Filing Person (Potential Offeror))
Common Stock, Par Value $0.01, Per Share
(Title of Class of Securities)
683402200
(CUSIP Number of Class of Securities)
Mr. Peter Yip
Chief Executive Officer
c/o CDC Corporation Limited
33/F Citicorp Centre
18 Whitfield Road, Causeway Bay, Hong Kong
011-852-2893-8200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rules 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

THE FOLLOWING PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE SHARES OF ONYX SOFTWARE CORPORATION OR A SOLICITATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. WHEN CDC CORPORATION COMMENCES A TENDER OFFER IT WILL FILE WITH THE SEC A TENDER OFFER STATEMENT. THAT STATEMENT, AND OTHER OFFER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF ONYX ARE ADVISED TO CAREFULLY READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.
THE TENDER OFFER STATEMENT, AND OTHER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL BE MADE AVAILABLE TO STOCKHOLDERS OF ONYX AT NO EXPENSE TO THEM. STOCKHOLDERS OF ONYX MAY OBTAIN A FREE COPY OF SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, AND OTHER DOCUMENTS FILED BY ONYX WITH THE SEC, AT THE SEC’S WEBSITE AT WWW.SEC.GOV. FREE COPIES OF SUCH OFFER DOCUMENTS, WHEN THEY BECOME AVAILABLE, MAY ALSO BE OBTAINED BY DIRECTING A REQUEST TO THE INFORMATION AGENT.
CDC Corporation issued the following press release on June 30, 2006:
For More Information

Investor Relations	Media Relations
Craig Celek	Scot McLeod
CDC Corporation	CDC Software
212.661.2160	770-351-9600
craig.celek@cdccorporation.net	ScotMcLeod@cdcsoftware.com
CDC CORPORATION ANNOUNCES ITS INTENT TO MAKE A
$5.00 PER SHARE ALL CASH TENDER OFFER FOR ONYX SOFTWARE
[Atlanta and Hong Kong, June 30, 2006] CDC Corporation (NASDAQ: CHINA), focused on enterprise software, mobile applications and online games, today announced its intent to make a cash tender offer for all of the outstanding shares of common stock of Onyx Software Corporation (NASDAQ: ONXS) for $5.00 per share. The offer price represents over a 10.4% premium to the value of Onyx’s average closing stock price during the past 30 trading days.
“After continued refusals by Onyx to consider seriously our prior offers to acquire the company, we have been forced to take our offer directly to the Onyx stockholders”, said Peter Yip, Executive Vice Chairman and CEO of CDC Corporation. “Our pending tender offer is clearly superior to the $4.80 per share which M2M Holdings has offered to Onyx stockholders under the terms of their definitive merger agreement with Onyx announced on June 6, 2006. This offer will provide a clear and simple path to maximum value for Onyx shareholders.”

About the Tender Offer
CDC Corporation’s offer will be subject to typical tender conditions and customary regulatory approvals, but will not be conditioned upon financing or completion of due diligence. CDC Corporation has sufficient liquidity to fund its offer for all of the outstanding shares of Onyx.
This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding common stock of Onyx described in this document has not commenced. At the time the offer is commenced, CDC Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Once the tender offer is commenced, offering materials will be made available to Onyx stockholders at no expense to them. In addition, investors and stockholders may obtain a free copy of these statements (when available) and other relevant documents at the SEC’s website, www.sec.gov, or from the information agent for the offer. The tender offer will be made only through the offer to purchase and related letter of transmittal.
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.
For more information about CDC Corporation, please visit the website: http://www.cdccorporation.net.
Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the intended launch of a tender offer, the effects of corporate restructurings and strategic initiatives at the company, anticipated consummation of a strategic transaction, and further actions to be taken following consummation of such a transaction. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: whether any tender offer is actually launched; whether the conditions to the tender offer will be satisfied; the application of certain anti-takeover provisions contained in Onyx’s Articles of Incorporation and in Washington’s Business Corporation Act; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.